UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D
(AMENDMENT NO. 2)

UNDER THE SECURITIES ACT OF 1934

Evofem Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title and Class of Securities)

30048L104
(CUSIP Number)

Nancy Tomassone
Invesco Ltd.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, Georgia 30309
Telephone number: (404) 892-0896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes)
1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. IRS# 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2 (d) ☐ OR 2 (e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,590,688
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,590,688
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,590,688
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 33.4%*
14		TYPE OF REPORTING PERSON HC, IA
* Based on total outstanding shares of 28,718,310.

Item 1. Security and Issuer
This Amendment No. 2 relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Evofem Biosciences, Inc., a Delaware corporation, formerly known as Neothetics, Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 9171 Towne Centre Drive, Suite 250, San Diego, CA 92122.
Item 3. Source and Amount of Funds or Other Consideration
The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:
On February 8, 2019, the Reporting Person exercised previously issued warrants pursuant to a Letter Agreement, dated as of February 5, 2019, between the Reporting Person and the Issuer (the “Letter Agreement”) at an exercise price equal to $2.64 per share resulting in the acquisition of 425,531 shares of Common Stock.
The purchase of the Common Stock by the Reporting Person or its subsidiaries was funded by funds or accounts managed by the Reporting Person or its subsidiaries.
Item 4. Purpose of Transaction
The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
The Reporting Person or its subsidiaries acquired the Common Stock for investment purposes.
Item 5. Interest in Securities of the Issuer
The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
The responses set forth on the cover page of this Amendment No. 2 and Item 3 are incorporated by reference in this Item 5.
The purchase identified in Item 3 were made by Invesco Asset Management Limited on behalf of funds or accounts advised by it. As of the date of this Amendment No. 2, the funds and accounts that owned Common Stock and Warrants and the amounts held, directly or indirectly, are as follows: Invesco High Income Fund (5,441,747 shares of Common Stock and 160,198 warrants) and Invesco Income Fund (4,148,941 shares of Common Stock and 52,567 warrants).
The Reporting Person disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement will not be construed as an admission that the Reporting Person is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
Pursuant to the Letter Agreement, the Issuer granted the Reporting Person 212,765 warrants (the “Reload Warrants”), exercisable on the earlier of August 8, 2019, or the date that the issuance of the warrants is approved by the stockholders of the Issuer.  The Reload Warrants are exercisable at $5.20 per share.
Item 7. Materials to be Filed as Exhibits
The information set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
99.4	Letter Agreement, dated February 5, 2019, between Evofem Biosciences, Inc. and Invesco Ltd. including Form of Warrant.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2019
INVESCO LTD.

	By:	/s/ Nancy Tomassone
Name: Nancy Tomassone
Title: Global Assurance Officer